

May 24, 2013

<u>Via E-mail</u>
Mr. Alan Thompson
President
Baserri Outdoors Group, Inc.
116 Oak Drive
Friendswood, TX 77546

>   **Re: Baserri Outdoors Group, Inc.**
>   **Amendment No.4 to Offering Statement on Form 1-A**
>   **Filed May 10, 2013**
>   **File No. 024-10333**

Dear Mr. Thompson:

We have reviewed your amended filing and have the following comments.

<u>General</u>

1.   Please submit with your next amendment an updated Part I – Notification, to reflect changes to Items 1(e) and 5, as well as to reflect a revised exhibit list. In this regard we note that Mr. Rodrigue is currently the company's sole shareholder and that 167 shares were issued to him in connection with the May 3, 2013 merger transaction.

2.   Refer to comment 27 in our letter dated December 13, 2012. Your revised disclosures provide no indication that you are closer to completing the acquisitions of the three Spanish companies, and that your disclosures about the acquisitions may be overstated. For example, we note the following:

- On page 17 you disclose that you have conducted extensive due diligence and "believe there is economies of scale to realize while being able to maintain key personnel." However, no agreements related to these acquisitions have been entered into.

- It is unclear how you have been able to determine the purchase price for these acquisitions while no agreement with respect to the terms of these acquisitions has been reached with any of the target companies.

- We note several disclosure discrepancies, including (i) that you will pay $780,000 to acquire control of Aya while note (c) on page 20 indicates that assets of Aya are valued at $1,495,000; and (ii) your page 18 disclosure states that you will acquire the assets of Lanber, while the letter of intent indicates that "Baserri

Shotguns shall purchase all of the stock ownership of the 8 owners" of Lanber. Please reconcile these discrepancies.

- Following our review of Aya's website indicating Aya's long operating history, and strong presence in the U.S. market with dealers in 15 states and overall presence in 21 countries, it is unclear what business reasons these established gun manufacturers would have in pursuing an acquisition with Baserri.

Given the nonbinding nature of the letters of intent, and that the consummation of these acquisitions does not appear probable and about to occur in the immediate future, we believe that current disclosure related to these acquisitions in the filing may be overstated. Please significantly revise your disclosures throughout the filing to reduce your acquisition related disclosures to a description of the material terms of the letters of intent and the current state of your negotiations. To the extent that you believe that the consummation of these acquisitions is probable, please revise your disclosures to provide the financial statements of businesses to be acquired and the pro forma financial information in accordance with Items 3 and 4 of Part F/S of Form 1-A.

Risk Factors, page 5

3. We note that the notes payables disclosed on page 38 significantly exceed the cash balance at the end of the reporting period. Please add a risk factor disclosure addressing the risks imposed by your inability to repay these debt obligations.

Business and Properties, page 8

(b) How Baserri produces our shotguns

4. Please update your disclosure to indicate whether you have introduced your new gun models to the market.

5. Please revise your disclosure in the sixth paragraph on page 9 to either state that it is the management's belief that "[n]o other barrel has the same performance" or disclose the basis of such statement.

Value Themes, page 10

6. Please refer to comment 28 in our letter dated December 13, 2012. The reference to 10,000 shotguns on one shift appears erroneous given that the manufacturing capacity under each manufacturing agreement with Aya and COMLANBER is set at 4,500 per year. Please revise your disclosures accordingly.

Competitive Advantages, page 13

7.   In the first paragraph, please clarify the meaning of your statement that "[m]any studies" indicate a drop in households with guns. You should refer to the specific studies upon which you base your disclosure and provide us with copies of the studies marked to show support for your assertions.

8.   With respect to your "High Level of Customer Service" disclosure, please revise to clarify what you consider "extensive buyer/dealer training." In addition, considering the small amount of revenues despite your dealer network presence in 27 states (refer to page 15 disclosures), please explain whether any parts of your dealer network are currently inactive.

9.   Please complete your disclosure under "Strong Leadership Team" heading on page 14.

10.   Please identify the Internet Retail Purchaser(s) you mention under the "Leverage Wholesale Channels" discussion on page 15.

Our Consumer Website and Services, page 16

11.   Please expand your disclosure to indicate whether the $10,000 order represents a singular order from dealers or a direct customer order.

(j)Baserri Outdoors Group, Inc's subsidiaries, page 17

(k) Material events effecting Baserri Outdoors Group, Inc., page 17

12.   Please expand your disclosure to (i) discuss that your business was previously conducted by Baserri Shotguns LLC, (ii) briefly disclose the material terms of the May 3, 2013 merger including disclosure of the merger consideration, as well as (iii) describe your current organizational structure following the merger. In light of the terms of the May 3, 2013 merger agreement and the certificate of merger filed with the Texas Secretary of State, it appears that the corporate existence of LLC would have ended following the completion of the merger. Please advise.

13.   In the third full paragraph on page 18, please disclose the location of your two retail stores and when you expect to open them.

14.   With respect to your "Profitability Milestones" disclosure on page 18, please also disclose the events that will lead to the company's profitability in the event that the contemplated acquisitions are not consummated.

Offering Price Factors, page 18

15.   Based on the number of shares to be held by the principal stockholders as disclosed on
        page 25, it appears that the percentage of outstanding shares held by the investors if the
        minimum offering amount is raised, is 5.88% rather than 4.76%. Please revise your
        disclosure accordingly.

Use of Proceeds, page 19

16.   Please provide use of proceeds disclosure in the event that the contemplated acquisitions
        are not consummated.

17.   We note your Legal & Accounting offering expenses are expect to be higher if you sell
        the maximum shares in your offering. Please explain to us why these costs are variable
        depending on the amount of shares sold.

18.   Please revise your disclosure to clarify whether the minimum or the maximum offering
        proceeds will satisfy the company's cash requirements for the next twelve months.

Capitalization, page 20

19.   Please modify your capitalization table to provide the capitalization information for the
        Issuer (Baserri Outdoors Group, Inc.) as of the date of your balance sheet included in
        your filing (December 31, 2012). It appears the Issuer capitalization as of year-end is
        $100.

Description of Securities, page 21

20.   Please refer to comment 20 in our letter dated March 22, 2013. You continue to disclose
        that there are [0000] shares of common stock (refer also to the "Issuance of Shares"
        disclosure on page 38). Please revise your disclosure to indicate the correct number of
        shares of common stock currently outstanding.

Plan of Distribution, page 22

21.   In the fourth paragraph you disclose that an investor may be introduced to you "through a
        Broker Dealer." To the extent that you intend to engage the services of broker/dealers,
        please provide disclosure pursuant to Items 21-23 of Form 1-A.

22.   Please revise the first paragraph on page 23 to indicate whether the termination of the
        offering will be the later of or the earlier of one year of qualification or when you reach
        $5 million in proceeds.

Directors of the Company, page 24

23.   In the second paragraph on page 25, the intended meaning of the statement "and thus to the management of the company" is not readily apparent. Please revise to explain.

Principal Stockholders, page 25

24.   It appears that the total number of shares held by the principal stockholders following the offering is 2,666,332 rather than 2,072,628. Please revise your disclosure accordingly.

Baserri Shotguns, LLC

Issuance of Shares, page 38

25.   It appears you should remove this footnote as it is not relevant to Baserri Shotguns, LLC.

Legal Opinion of McGeary Law Firm, P.C.

26.   Please have counsel revise the fourth paragraph of the opinion to refer to the offering circular as being qualified rather than declared effective.

        You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

                                        Sincerely,

                                        /s/ Era Anagnosti

                                        for Pamela Long
                                        Assistant Director